UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and, in connection with such notification of registration, submits the following information:

Sierra Real Estate Fund

(Exact Name of Registrant as Specified in the Charter)

280 Park Avenue, 6th Floor East
New York, NY 10017
(Address of Principal Executive Offices)

(212) 759-0777
(Registrant’s Telephone Number, Including Area Code)

Brook Taube
280 Park Avenue, 6th Floor East
New York, NY 10017
(Name and address of agent for service)

COPIES OF COMMUNICATIONS TO:

Steven B. Boehm, Esq.
Harry S. Pangas, Esq.
Payam Siadatpour, Esq.
Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001
Tel. No. (202) 383-0100
Fax No. (202) 637-3593

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:  YES ☒  NO ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in New York, New York, on the 13th day of November, 2017.

Sierra Real Estate Fund

By:	/s/ Brook Taube
Brook Taube
Trustee

Attest:

/s/ John D. Fredericks
John D. Fredericks
General Counsel